June 11, 2025

VIA EMAIL AND EDGAR

Ranjit Singh Pawar
Jennifer O’Brien
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Coeur Mining, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Fiscal Quarter Ended March 31, 2025 Filed November 14, 2024 File No. 001-08641

Dear Mr. Pawar and Ms. O’Brien:

On behalf of Coeur Mining, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated May 28, 2025, with respect to the above referenced Form 10-K and Form 10-Q (the “Comment Letter”). The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 2. Properties, page 34

Comment #1:

Please revise subsequent filings to disclose the selected point of reference in which each of your mineral resources and mineral reserves are based, for example in situ, mill feed, saleable product, etc. as required by Item 1304(d)(1) of Regulation S-K.

Response #1:

The Company notes the Staff’s comment and respectfully confirms that it will revise its subsequent filings to disclose the selected point of reference as required by Item 1304(d)(1) of Regulation S-K.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

Comment #2:

Please revise subsequent filings to compare each properties’ mineral resources and reserves as of the end of the last fiscal year with the mineral resources and reserves as of the end of the preceding year, and explain any material change between the two, as required by Item 1304(e) of Regulation S-K. Please provide a draft of your proposed changes with your response.

Response #2:

In response to the Staff’s comment, we have included below proposed language demonstrating the type of disclosure that we would plan to add to the end of each property description in Item 2 of future Form 10-K filings.

Kensington

As of December 31, 2024 and 2023, Kensington reported 501 thousand and 411 thousand ounces of gold reserves, respectively. The year-over-year increase of approximately 22% was primarily due to additions through resource conversion, partially offset by depletion.

As of December 31, 2024 and 2023, Kensington reported 886 thousand and 819 thousand ounces of measured and indicated gold resources, respectively, and 228 thousand and 388 thousand ounces of inferred gold resources, respectively. The year-over-year increase of approximately 8% in measured and indicated gold resources was primarily due to conversion of inferred resources, while the approximately 41% decrease in inferred resources was primarily due to conversion to reserves.

Wharf

As of December 31, 2024 and 2023, Wharf reported 757 thousand and 763 thousand ounces of gold reserves, respectively. The year-over-year decrease of approximately 1% was primarily due to depletion partially offset by resource conversion.

As of December 31, 2024 and 2023, Wharf reported 1.019 million and 498 thousand ounces of measured and indicated gold resources, respectively, and 470 thousand and 149 thousand ounces of inferred gold resources, respectively. The year-over-year increases of approximately 105% in measured and indicated gold resources and 216% of inferred gold resources were both primarily driven by additions of resources near areas where mining previously occurred during periods of low gold prices.

Las Chispas

As of December 31, 2024, Las Chispas reported 357 thousand ounces of gold reserves and 33.5 million ounces of silver reserves. No comparison can be made to mineral reserves as of December 31, 2023 because the Company has not previously reported the 2023 reserves under Item 1300 of Regulation S-K. SilverCrest Metals Inc., which the Company acquired in February 2025, did previously disclose reserves for Las Chispas, but it did so in compliance with Canada’s National Instrument 43-101.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

As of December 31, 2024, Las Chispas reported 156 thousand ounces of gold measured and indicated resources and 14.4 million ounces of silver measured and indicated resources, as well as 144 thousand ounces of gold inferred resources and 10.1 million ounces of silver inferred resources.  No comparison can be made to mineral resources as of December 31, 2023 because the Company has not previously reported the 2023 resources under Item 1300 of Regulation S-K. SilverCrest Metals Inc. did previously report the 2023 resources but it did so in compliance with Canada’s National Instrument 43-101.

Palmarejo

As of December 31, 2024 and 2023, Palmarejo reported 681 thousand and 769 thousand ounces of gold reserves, respectively, and 46.0 million and 51.0 million ounces of silver reserves, respectively. The year-over-year decrease of approximately 11% in gold reserves and approximately 10% in silver reserves were both primarily due to depletion.

As of December 31, 2024 and 2023, Palmarejo reported 1.423 million and 1.322 million ounces of measured and indicated gold resources, respectively, and 89.9 million and 85.6 million ounces of measured and indicated silver resources, respectively. The year-over-year increase of approximately 8% in gold measured and indicated resources and 5% in silver measured and indicate resources were each primarily driven by exploration growth and changes in cut-off grade. As of December 31, 2024 and 2023, Palmarejo reported 643 thousand and 381 thousand ounces of inferred gold ounces, respectively, and 34.7 million and 18.9 million ounces of silver inferred ounces, respectively. The year-over-year increases of approximately 69% in gold inferred ounces and 84% in silver inferred ounces were primarily due to exploration growth.

Rochester

As of December 31, 2024 and 2023, Rochester reported 1.298 million and 1.239 million ounces of gold reserves, respectively, and 191.0 million and 192.9 million silver reserves, respectively. The year-over-year increase of approximately 5% in gold reserves and decrease of approximately 1% in silver reserves were primarily due to mineral resource conversion offset by depletion and incorporation of the Lincoln Hill area, and its higher gold grades, into Rochester’s mineral reserve base.

As of December 31, 2024 and 2023, Rochester reported 260 thousand and 247 thousand ounces of measured and indicated gold resources, respectively, and 36.9 million and 42.8 million ounces of measured and indicated silver resources, respectively. The year-over-year increase of approximately 5% in gold measured and indicated resources and decrease of approximately 14% in silver measured and indicated resources were driven by conversion to reserves and change in cut-off grade. As of December 31, 2024 and 2023, Rochester reported 258 thousand and 267 thousand ounces of inferred gold ounces, respectively, and 41.8 million and 46.0 million ounces of silver inferred ounces, respectively. The year-over-year decrease of approximately 9% in gold inferred ounces and 3% in silver inferred ounces were due to conversion and incorporation of the Lincoln Hill area, and its higher gold grades, into Rochester’s mineral resource base.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

Silvertip

As of December 31, 2024 and 2023, there were no changes to mineral reserves or mineral resources for Silvertip.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 57

Comment #3:

We note your reconciliation of Net income (loss) to Adjusted net income (loss) and to adjusted EBITDA. Please revise to clearly describe the nature and composition of the underlying adjustments in the “Other adjustments” reconciling line item for each year presented. Refer to Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response #3:

In response to the Staff’s comment, we have included below revised reconciliations of Net income (loss) to Adjusted Net Income (Loss) and EBITDA and Adjusted EBITDA by removing the line item titled “Other adjustments” and replacing it with additional lines describing such other adjustments. We will revise our reconciliation disclosure in future filings to include the nature and composition of the underlying adjustments and eliminate the “Other adjustments” reconciling line item.

Adjusted Net Income (Loss)

Management uses Adjusted net income (loss) to evaluate the Company’s operating performance, and to plan and forecast its operations. The Company believes the use of Adjusted net income (loss) reflects the underlying operating performance of our core mining business and allows investors and analysts to compare results of the Company to similar results of other mining companies. Management’s determination of the components of Adjusted net income (loss) is evaluated periodically and is based, in part, on a review of non-GAAP financial measures used by mining industry analysts. The tax effect of adjustments are based on statutory tax rates and the Company’s tax attributes, including the impact through the Company’s valuation allowance. The combined effective rate of tax adjustments may not be consistent with the statutory tax rates or the Company’s effective tax rate due to jurisdictional tax attributes and related valuation allowance impacts which may minimize the tax effect of certain adjustments and may not apply to gains and losses equally. Adjusted net income (loss) is reconciled to Net income (loss) in the following table:

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

	Year Ended December 31,
In thousands except per share amounts	2024	2023	2022
Net income (loss)	$58,900	$(103,612)	$(78,107)
Fair value adjustments, net	—	(3,384)	66,668
Foreign exchange loss (gain)	(4,448)	1,994	1,648
(Gain) loss on sale of assets and securities	4,250	25,197	(64,429)
RMC bankruptcy distribution	(1,294)	(1,516)	(1,651)
(Gain) loss on debt extinguishment	(417)	(3,437)	—
Transaction costs	8,517	—	—
Kensington royalty settlement	7,369	469	—
Mexico arbitration matter	3,612	2,803	1,142
Flow-through share premium	(5,563)	(2,284)	—
Legacy crusher disposal	—	4,013	—
COVID-19	11	111	1,739
Interest income	—	(187)	(720)
Tax effect of adjustments(1)	(820)	1,785	(15,349)
Adjusted net income (loss)	$70,117	$(78,048)	$(89,059)

Adjusted net income (loss) per share, Basic	$0.18	$(0.23)	$(0.32)
Adjusted net income (loss) per share, Diluted	$0.18	$(0.23)	$(0.32)
(1) For the year ended December 31, 2024, tax effect of adjustments of $(0.8) million (-5%) is primarily related to the RMC bankruptcy distribution, and nonrecurring expenses at Palmarejo. For the year ended December 31, 2023, tax effect of adjustments of $1.8 million (8%) is primarily related to the loss on the sale of the La Preciosa Deferred Consideration. For the year ended December 31, 2022, tax effect of adjustments of $(15.3) million (-558%) is primarily related to the to the fair value adjustments on the Company’s equity investments and the derecognition of deferred tax liabilities related to the sale of La Preciosa and the Sterling/Crown exploration properties.

EBITDA and Adjusted EBITDA

Management uses EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company believes the use of EBITDA reflects the underlying operating performance of our core mining business and allows investors and analysts to compare results of the Company to similar results of other mining companies. Adjusted EBITDA is the basis of a measure used in the indenture governing the 2029 Senior Notes and the RCF to determine our ability to make certain payments and incur additional indebtedness. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, Net income (Loss) or Cash Flow from Operations as determined under GAAP. Other companies may calculate Adjusted EBITDA differently and those calculations may not be comparable to our presentation. Adjusted EBITDA is reconciled to Net income (loss) in the following table:

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

	Year Ended December 31,
In thousands	2024	2023	2022
Net income (loss)	$58,900	$(103,612)	$(78,107)
Interest expense, net of capitalized interest	51,276	29,099	23,861
Income tax provision (benefit)	67,450	35,156	14,658
Amortization	124,974	99,822	111,626
EBITDA	302,600	60,465	72,038
Fair value adjustments, net	—	(3,384)	66,668
Foreign exchange (gain) loss	(4,753)	459	850
Asset retirement obligation accretion	16,778	16,405	14,232
Inventory adjustments and write-downs	8,042	43,188	49,085
(Gain) loss on sale of assets and securities	4,250	25,197	(64,429)
RMC bankruptcy distribution	(1,294)	(1,516)	(1,651)
(Gain) loss on debt extinguishment	(417)	(3,437)	—
Transaction costs	8,517	—	—
Kensington royalty settlement	7,369	469	—
Mexico arbitration matter	3,612	2,803	1,142
Flow-through share premium	(5,563)	(2,284)	—
Legacy crusher disposal	—	4,013	—
COVID-19	11	111	1,739
Interest income	—	(187)	(720)
Adjusted EBITDA	$339,152	$142,302	$138,954

Comment #4:

We note you include a reconciling item titled “Inventory adjustments and writedowns” to derive Adjusted EBITDA. Please tell us how you concluded that inventory adjustments and write-downs are not a normal recurring operating expense of your operations. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response #4:

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K. Based on that guidance, the Company believes the Non-GAAP measure adjustment related to the aforementioned matter is unusual or infrequent, is not typical of ongoing operations, and as such does not represent normal operating costs. In determining whether a matter does not constitute normal expenses necessary to operate the business, the Company considers the nature, scope, frequency, and potential magnitude.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

The Company recently completed a multi-year expansion project at the Rochester operating site. This project included the construction of a new heap leach pad, Merrill Crowe process facility and crusher circuit. The “Inventory adjustments and writedowns” adjustment included in the calculation of Adjusted EBITDA represented amounts that were incremental to normal operations and related to the initial decrease in production resulting from lower throughput rates and higher than planned crushed sizes, as well as elevated costs incurred during the construction and start-up phases of the expansion project. Such costs included unexpected costs related to mechanical failures and design modifications that we do not consider ordinary operating costs.

The Company believes the inclusion of this adjustment to derive Adjusted EBITDA reflects the underlying operating performance of our core mining business and allows investors and analysts to compare performance across periods more effectively and also compare the results of the Company to similar results of other mining companies. Additionally, the Company’s revolving credit facility covenant calculation of Adjusted EBITDA allows for the inclusion of an adjustment for “Inventory adjustments and writedowns”.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

Comment #5:

We note you include a reconciling item titled “Acquired inventory purchase price” to derive Adjusted net income (loss) and Adjusted EBITDA. However, it appears that this adjustment eliminates the impact of GAAP purchase accounting and substitutes individually tailored recognition and measurement methods. Please revise to remove this adjustment or explain to us why you believe this adjustment is appropriate. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures

Response #5:

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.04 of the C&DIs on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K. The Company believes the aforementioned adjustment is not an individually tailored recognition or measurement method, but rather is unusual and atypical of ongoing operations because it does not represent normal, recurring cash operating costs. In determining whether a matter constitutes normal, recurring cash expenses necessary to operate the business, the Company considers the nature, scope, frequency, and potential magnitude.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

The guidance of Accounting Standards Codification (“ASC”) 805, Business Combinations requires inventory acquired in a business combination to be measured at fair value on the acquisition date in accordance with ASC 820, Fair Value Measurements. The ASC 805 acquired inventory fair value adjustment is an unusual and nonrecurring non-cash charge driven by the purchase price allocation of acquired inventory that included a five-month short-term stockpile of ore that is expected to be consumed during the first year of ownership. The Company believes the amount represented by the “Acquired inventory purchase price adjustment” is objectively quantifiable, incremental to normal operations, and nonrecurring.

The Company believes the inclusion of this adjustment helps to measure the underlying operating performance of our core mining business and allows investors and analysts to compare performance across periods more effectively (including comparing periods before the acquisition closed with post-closing periods) and compare our results to the results of other mining companies. Additionally, the Company’s revolving credit facility covenant calculation of Adjusted EBITDA allows for the inclusion of an adjustment for “Acquired inventory purchase price”.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to contact me or Casey M. Nault.

Sincerely,

/s/ Thomas S. Whelan

Thomas S. Whelan
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com